Summit Wireless Technologies, Inc.

6840 Via Del Oro Ste. 280

San Jose, CA 95119

May 13, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Tim Buchmiller, Senior Attorney

Re:	Summit Wireless Technologies, Inc.
Registration Statement on Form S-1
File No. 333-230952
Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 9, 2019, in which we requested the acceleration of the effective date of the above-referenced Registration Statement, as amended, for Monday, May 13, 2019 at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely,

Summit Wireless Technologies, Inc.

By:	/s/ Brett Moyer
Brett Moyer
Chief Executive Officer

cc:	Gary Williams, Summit Wireless Technologies, Inc.
David E. Danovitch, Sullivan & Worcester LLP
Michael DeDonato, Sullivan & Worcester LLP